UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

Ivany Mining, Inc.
(Name of Company)

Common Stock, $0.001 par value
(Title of Class of Securities)

465819100
(CUSIP Number of Class of Securities)

Gregory I. Porges
Spectra Capital Management, LLC
595 Madison Ave. 37th Floor
New York, NY 10022
(212) 857-9300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 10, 2009
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         SCHEDULE 13D/A

-----------------------------------------                                ------------------------------
CUSIP NO.      465819100                                                       PAGE 2 OF 8 PAGES
-----------------------------------------                                ------------------------------

--------------------------------------------------------------------------------------------------------------------------------------------------------------------
 1.    NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Spectra Capital Management, LLC               20-1000866
--------------------------------------------------------------------------------------------------------------------------------------------------------------------
 2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a) [X]
                                                                            (b) [  ]
--------------------------------------------------------------------------------------------------------------------------------------------------------------------
 3.    SEC USE ONLY
--------------------------------------------------------------------------------------------------------------------------------------------------------------------
 4.    SOURCE OF FUNDS*
        WC
--------------------------------------------------------------------------------------------------------------------------------------------------------------------
 5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                                     [  ]
--------------------------------------------------------------------------------------------------------------------------------------------------------------------
 6.    CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
--------------------------------------------------------------------------------------------------------------------------------------------------------------------
                               7.     SOLE VOTING POWER
                                        0
                 -------------------------------------------------------------------------------------------------------------------------------------------------------
 NUMBER OF      8.    SHARED VOTING POWER
  SHARES
BENEFICIALLY          1,940,875 shares of Common Stock
 OWNED BY
   EACH                        Warrants to purchase 12,000,000 shares of Common Stock
 REPORTING               (see Item 5)
PERSON WITH    --------------------------------------------------------------------------------------------------------------------------------------------

        9.     SOLE DISPOSITIVE POWER
                                      0
                                --------------------------------------------------------------------------------------------------------------------------------------------
                            10.   SHARED DISPOSITIVE POWER
                                   1,940,875 shares of Common Stock
                                   Warrants to purchase 12,000,000 shares of Common Stock
                                   (see Item 5)
--------------------------------------------------------------------------------------------------------------------------------------------------------------------
11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
         1,940,875 shares of Common Stock
         Warrants to purchase 12,000,000 shares of Common Stock (see Item 5)
--------------------------------------------------------------------------------------------------------------------------------------------------------------------
12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
--------------------------------------------------------------------------------
13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)
         28.4% (see Item 5)
--------------------------------------------------------------------------------------------------------------------------------------------------------------------
14.    TYPE OF REPORTING PERSON*
         OO
--------------------------------------------------------------------------------------------------------------------------------------------------------------------

                         SCHEDULE 13D/A

-----------------------------------------                                ------------------------------
CUSIP NO.      465819100                                                       PAGE 3 OF 8 PAGES
-----------------------------------------                                ------------------------------

--------------------------------------------------------------------------------------------------------------------------------------------------------------------
 1.    NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Arclight Capital, LLC           [*]
--------------------------------------------------------------------------------------------------------------------------------------------------------------------
 2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a) [X]
                                                                            (b) [  ]
--------------------------------------------------------------------------------------------------------------------------------------------------------------------
 3.    SEC USE ONLY
--------------------------------------------------------------------------------------------------------------------------------------------------------------------
 4.    SOURCE OF FUNDS*
        WC
--------------------------------------------------------------------------------------------------------------------------------------------------------------------
 5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                                     [  ]
--------------------------------------------------------------------------------------------------------------------------------------------------------------------
 6.    CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
--------------------------------------------------------------------------------------------------------------------------------------------------------------------
                               7.     SOLE VOTING POWER
                                        0
                 -------------------------------------------------------------------------------------------------------------------------------------------------------
 NUMBER OF      8.    SHARED VOTING POWER
  SHARES
BENEFICIALLY          1,976,468 shares of Common Stock
 OWNED BY
   EACH                        Warrants to purchase 12,000,000 shares of Common Stock
 REPORTING               (see Item 5)
PERSON WITH    --------------------------------------------------------------------------------------------------------------------------------------------

        9.     SOLE DISPOSITIVE POWER
                                      0
                                --------------------------------------------------------------------------------------------------------------------------------------------
                            10.   SHARED DISPOSITIVE POWER
                                   1,976,468 shares of Common Stock
                                   Warrants to purchase 12,000,000 shares of Common Stock
                                   (see Item 5)
--------------------------------------------------------------------------------------------------------------------------------------------------------------------
11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
         1,976,468 shares of Common Stock
         Warrants to purchase 12,000,000 shares of Common Stock (see Item 5)
--------------------------------------------------------------------------------------------------------------------------------------------------------------------
12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
--------------------------------------------------------------------------------
13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         28.5% (see Item 5)
--------------------------------------------------------------------------------------------------------------------------------------------------------------------
14.    TYPE OF REPORTING PERSON*
         OO
--------------------------------------------------------------------------------------------------------------------------------------------------------------------

                         SCHEDULE 13D/A

-----------------------------------------                                ------------------------------
CUSIP NO.      465819100                                                       PAGE 4 OF 8 PAGES
-----------------------------------------                                ------------------------------

--------------------------------------------------------------------------------------------------------------------------------------------------------------------
 1.    NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Gregory I. Porges
--------------------------------------------------------------------------------------------------------------------------------------------------------------------
 2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                    (a) [X]
                                                                                           (b) [  ]
--------------------------------------------------------------------------------------------------------------------------------------------------------------------
 3.    SEC USE ONLY
--------------------------------------------------------------------------------------------------------------------------------------------------------------------
 4.    SOURCE OF FUNDS*
        AF
--------------------------------------------------------------------------------------------------------------------------------------------------------------------
 5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                                     [  ]
--------------------------------------------------------------------------------------------------------------------------------------------------------------------
 6.    CITIZENSHIP OR PLACE OF ORGANIZATION
        United States
--------------------------------------------------------------------------------------------------------------------------------------------------------------------
                               7.     SOLE VOTING POWER
                                        0
                 -------------------------------------------------------------------------------------------------------------------------------------------------------
 NUMBER OF      8.    SHARED VOTING POWER
  SHARES
BENEFICIALLY          1,940,875 shares of Common Stock
 OWNED BY
   EACH                        Warrants to purchase 12,000,000 shares of Common Stock
 REPORTING               (see Item 5)
PERSON WITH    --------------------------------------------------------------------------------------------------------------------------------------------

        9.     SOLE DISPOSITIVE POWER
                                      0
                                --------------------------------------------------------------------------------------------------------------------------------------------
                            10.   SHARED DISPOSITIVE POWER
                                   1,940,875 shares of Common Stock
                                   Warrants to purchase 12,000,000 shares of Common Stock
                                   (see Item 5)
--------------------------------------------------------------------------------------------------------------------------------------------------------------------
11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
         1,940,875 shares of Common Stock
         Warrants to purchase 12,000,000 shares of Common Stock    (see Item 5)
--------------------------------------------------------------------------------------------------------------------------------------------------------------------
12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
--------------------------------------------------------------------------------
13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         28.4% (see Item 5)
--------------------------------------------------------------------------------------------------------------------------------------------------------------------
14.    TYPE OF REPORTING PERSON*
         IN
--------------------------------------------------------------------------------------------------------------------------------------------------------------------

                         SCHEDULE 13D/A

-----------------------------------------                                ------------------------------
CUSIP NO.      465819100                                                       PAGE 5 OF 8 PAGES
-----------------------------------------                                ------------------------------

--------------------------------------------------------------------------------------------------------------------------------------------------------------------
 1.    NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Andrew C. Burton
--------------------------------------------------------------------------------------------------------------------------------------------------------------------
 2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                    (a) [X]
                                                                                           (b) [  ]
--------------------------------------------------------------------------------------------------------------------------------------------------------------------
 3.    SEC USE ONLY
--------------------------------------------------------------------------------------------------------------------------------------------------------------------
 4.    SOURCE OF FUNDS*
        AF
--------------------------------------------------------------------------------------------------------------------------------------------------------------------
 5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                                     [  ]
--------------------------------------------------------------------------------------------------------------------------------------------------------------------
 6.    CITIZENSHIP OR PLACE OF ORGANIZATION
        United States
--------------------------------------------------------------------------------------------------------------------------------------------------------------------
                               7.     SOLE VOTING POWER
                                        0
                 -------------------------------------------------------------------------------------------------------------------------------------------------------
 NUMBER OF      8.    SHARED VOTING POWER
  SHARES
BENEFICIALLY          3,917,343 shares of Common Stock
 OWNED BY
   EACH                        Warrants to purchase 24,000,000 shares of Common Stock
 REPORTING               (see Item 5)
PERSON WITH    --------------------------------------------------------------------------------------------------------------------------------------------

        9.     SOLE DISPOSITIVE POWER
                                      0
                                --------------------------------------------------------------------------------------------------------------------------------------------
                            10.   SHARED DISPOSITIVE POWER
                                   3,917,343 shares of Common Stock
                                   Warrants to purchase 24,000,000 shares of Common Stock
                                   (see Item 5)
--------------------------------------------------------------------------------------------------------------------------------------------------------------------
11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
         3,917,343 shares of Common Stock
         Warrants to purchase 24,000,000 shares of Common Stock    (see Item 5)
--------------------------------------------------------------------------------------------------------------------------------------------------------------------
12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [  ]
--------------------------------------------------------------------------------
13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         45.7% (see Item 5)
--------------------------------------------------------------------------------------------------------------------------------------------------------------------
14.    TYPE OF REPORTING PERSON*
         IN
--------------------------------------------------------------------------------------------------------------------------------------------------------------------

This Schedule 13D/A is being filed by Spectra Capital Management, LLC ("SPECTRA CAPITAL MANAGEMENT"), Arclight Capital, LLC ("ARCLIGHT CAPITAL"), Gregory I. Porges ("MR. PORGES") and Andrew Burton ("MR. BURTON" and, together with Spectra Capital Management, Arclight Capital and Mr. Porges, the "REPORTING PERSONS") relating to the Common Stock, par value $0.001 per share (the "Common Stock"), of Ivany Mining, Inc., a Delaware corporation (the "COMPANY"). Unless the context otherwise requires, references herein to the "Shares" are to the Common Stock of the Company.

The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act. The agreement among the Reporting Persons to file jointly (the "JOINT FILING AGREEMENT") is attached hereto as Exhibit A. Each Reporting Person disclaims beneficial ownership of all shares of Common Stock, other than those reported herein as being owned by it.

Mr. Porges is the Managing Member of Spectra Capital Management. Accordingly, Mr. Porges may be deemed to be the beneficial owner of the Shares held by Spectra Capital Management for purposes of Rule 13d-3 under the Exchange Act. Mr. Burton is the Manager of Spectra Capital Management and the Managing Member of Arclight Capital. Accordingly, Mr. Burton may be deemed to be the beneficial owner of the Shares held by Spectra Capital Management and Arclight Capital for purposes of Rule 13d-3 under the Exchange Act.

ITEM 5. INTEREST IN SECURITIES OF THE COMPANY.

(a) The percentages used herein, and in the rest of Item 5, are based upon (i) the 25,851,877 Shares stated to be outstanding by the Company as of May 15, 2009 in the Company's Form 10-Q, filed with the SEC on May 20, 2009, (ii) the 11,180,000 shares stated to have been issued on July 10, 2009 in the Company’s Form 8-K, filed with the SEC on July 15, 2009 (the “July 2009 8-K”), and (iii) the amount of exercisable securities beneficially owned by each of the Reporting Persons.

As of the date of this Schedule 13D/A, Spectra Capital Management may be deemed to beneficially own 13,940,875 Shares (including 12,000,000 Shares issuable upon exercise of the Warrants), representing approximately 28.4% of the Shares outstanding. Arclight Capital may be deemed to beneficially own 13,976,468 Shares (including 12,000,000 Shares issuable upon exercise of the Warrants), representing approximately 28.5% of the Shares outstanding. Mr. Burton may be deemed to beneficially own 27,917,343 Shares (including 24,000,000 Shares issuable upon exercise of the Warrants), representing approximately 45.7% of the Shares outstanding. Mr. Porges may be deemed to beneficially own 13,940,875 Shares (including 12,000,000 Shares issuable upon exercise of the Warrants), representing approximately 28.4% of the Shares outstanding.

The Reporting Persons filed copies of the Warrants as Exhibits F and G to their Schedule 13D filed January 25, 2008. The Company extended the termination date of the Warrants to January 11, 2010, as reported in the Form 13D/A filed by the Reporting Persons on March 23, 2009.

On July 10, 2008, as stated in the July 2009 8-K, the Company issued units, at $0.05 each, to a third party, with each unit comprising one Share and a warrant to purchase an additional Share (the “Offering”).  The Warrants provide that, in the event the Company issues additional Shares at a price less than the exercise price of the Warrants, the number of Shares which a holder of the Warrants is entitled to receive is increased by multiplying by the exercise price in effect immediately before the sale and dividing by the price at which the new shares are issued, and the exercise price per Share is reduced to the price at which the new shares are issued.  Immediately before the Offering, each of Spectra Capital Management and Arclight Capital owned a Warrant to purchase 2,000,000 shares at an exercise price of $0.30.  After the sale of the additional Shares, each of Spectra Capital Management and Arclight Capital has the right under its respective Warrant to purchase 12,000,000 shares at an exercise price of $0.05. The Company has not issued new Warrants with respect to the extension of the termination date or the adjustment of the exercise price of the Warrants upon the Offering.

The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d) (3) of the Exchange Act. Each Reporting Person expressly disclaims beneficial ownership of any of the shares of Common Stock other than those reported herein as being owned by it.

(b) Each of the Reporting Persons shares the power to vote or to direct the vote and to dispose or to direct the disposition of the Shares.

(c) In the last 60 days, Spectra Capital Management sold 35,000 Shares. The reporting persons effected no other transactions in the Shares in the last 60 days.

(d) No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e) Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

1. Exhibit A - Joint Filing Agreement dated September 8, 2009, signed by each of the Reporting Persons in order to confirm that this Schedule 13D/A is being filed on behalf of each of the Reporting Persons.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  September 8, 2009

SPECTRA CAPITAL MANAGEMENT, LLC

BY:   /s/   Gregory I. Porges
--------------------------------------------------------
By:      Gregory Porges
Title:   Managing Member

ARCLIGHT CAPITAL, LLC

BY:  /s/ Andrew Burton
--------------------------------------------------------
By:     Andrew Burton
Title:  Managing Member

GREGORY I. PORGES

/s/    Gregory I. Porges
--------------------------------------------------------
By:  Gregory I. Porges

ANDREW BURTON

/s/   Andrew Burton
--------------------------------------------------------
       Andrew Burton

EXHIBIT A

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the schedule 13D/A filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Common Stock, par value $0.001 per share, of Ivany Mining, Inc., a Delaware corporation, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below, in accordance with Rule 13d-1 under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated as of  September 8, 2008

SPECTRA CAPITAL MANAGEMENT, LLC

BY:   /s/   Gregory I. Porges
--------------------------------------------------------
By:      Gregory Porges
Title:   Managing Member

ARCLIGHT CAPITAL, LLC

BY:  /s/ Andrew C. Burton
--------------------------------------------------------
By:     Andrew C. Burton
Title:  Managing Member

GREGORY I. PORGES

/s/    Gregory I. Porges
--------------------------------------------------------
By:  Gregory I. Porges

ANDREW C. BURTON

/s/   Andrew C. Burton
--------------------------------------------------------
       Andrew C. Burton